EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equifax Inc. for the registration of the offering to sell from time to time, in one or more series, debt securities, shares of common stock, shares of preferred stock and warrants to purchase common stock, preferred stock and/or debt securities and to the incorporation by reference therein of our reports dated February 24, 2016, with respect to the consolidated financial statements and financial statement schedule of Equifax Inc. and the effectiveness of internal control over financial reporting of Equifax Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2015 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

April 27, 2016